Informal Email 1

Subject: I'd love your support in growing Ella Es Health

Hey [NAME],

Hope things are good with you!

As you know, improving the health of underserved women is something I'm deeply passionate about. Consider the following:

- Women in the United States (and globally) face unnecessary suffering across a range of health conditions. Think not just Menopause, Maternal & Infant Health, Fertility, but all conditions where the risk factors, interventions, and complications are more serious among women or some subgroup of women (Osteoporosis, Cardiovascular Disease, Autoimmune diseases, and so many others).
- This suffering disproportionately impacts women of color, who face disparities in healthcare access, diagnosis, and treatment.
- The healthcare system's inability to understand who women are, and what's important to them (including their cultural identity, spirituality, and health goals), leads to disengagement, high costs, poor outcomes, a negative experience, and disparities for underserved populations.
- By understanding each woman's specific health goals, and what's important to them, it's possible to deeply influence behavior change, reduce disease progression, improve quality, and reduce mortality.
- And, there's a huge market opportunity. The global women's health market is valued at over $47B.

After many months of working with prospective customers, conducting user interviews, and building out our offering, I'm so excited to share Ella Es Health with you. Ella Es Health, which translates to "She Is" in Spanish, is a women's health company that provides culturally-connected, coaching and navigation wraparound services for underserved women. Partnering with health plans, health systems, and employers, Ella Es Health offers pathways across a person's life span, focused on Adolescent Mental health, Maternal Care, Menopause, Fertility, Gynecological conditions, and chronic conditions for which the risk factors, interventions, and complications are more serious among women or some subgroup of women. Our primary goals are to **improve disease prevention and detection, reduce disease progression, improve quality of life, and reduce mortality in women of all ages and sociodemographics**. Check out this video from our CEO, Vanessa Guzman describing our mission (video link).

Our initial care model leverages Lifestyle Health Coaches and Care Navigators to empower each woman in identifying their life and health goals, and tailoring care plans based on their unique needs. Evidence demonstrates that life and health coaches and offering culturally competent care reduce costs and improve disease self-management, and we're confident that this approach can fulfill our mission to deliver woman centered care in an equitable and effective way.

Sound interesting? Here are a couple of ways to get involved.

- Invest in Ella Es Health! We are raising a [Community Funding Round on Wefunder](#) to allow friends, family and colleagues like you to participate in this journey with us, and benefit from our success ($100 minimum investment)
  - You can read more about Ella Es Health, the terms of the offering, and reserve a spot to be an investor here*: https://wefunder.com/ellaeshealth
  - If you're not interested in investing, let us know how we could improve our campaign.
- Know a health system, health insurer, or employer who is interested in closing gaps in care, improving disease prevention and progression, improving quality of life, and reducing mortality in women across all sociodemographics? Introduce them to us! We're looking for customers, partners and anyone interested in advancing our mission!

As someone that we trust and who supports our journey and mission, I'd be honored to have your support. Reach out with any questions or ideas.

Hope to see you soon -- you're the best!
[NAME]
Role, [COMPANY]

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.
**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Informal Email 2

Hey [NAME],
I wanted to follow up with you on what we're building at Ella Es.

To recap, we are inviting our customers and closest supporters – you :) – to reserve spots as investors in Ella Es Health. Here's the link to our page where you can learn everything about what we're building.

We're focused on reducing disease progression, promoting high-quality care, reducing mortality, and eliminating health disparities in women's health. Here's a reminder of why we're on this journey.
- Maternal health: More than 800 women die globally every day from pregnancy and childbirth-related causes, including hemorrhages and infections.
- Endometriosis: One in ten women of reproductive age is estimated to have endometriosis (growth of endometrial tissue outside of the uterus), which can cause debilitating pelvic pain and infertility.
- Menopause: Women spend more than a third of their lives in peri- or post-menopause, and trends indicate that 1.2 billion women globally will be in these life stages by 2030.

Consider supporting Ella Es Health through
Best,

[NAME]
ROLE at Ella Es Health

Informal Email 3

Hi ___,

Hope things are good with you!

As you know, improving the health of underserved women is something I'm deeply passionate about. Consider the following:

- Women in the US (and globally) face unnecessary suffering across a range of health conditions. Think not just Menopause, Maternal & Infant Health & Fertility, but all the conditions where the risk factors, interventions, and complications are more serious among women or some subgroup of women (Osteoporosis, Cardiovascular Disease, Autoimmune diseases, and so many others).
- The healthcare system's inability to understand who women are, and what's important to them (including their culture, religion, & health goals) leads to disengagement, high costs, poor outcomes, a negative experience, and disparities for underserved women of color.
- By understanding each woman's specific health goals, and what's important to them, it's possible to deeply influence behavior change, reduce disease progression, improve quality, and reduce mortality.

After many months of discovery and design, I'm so excited to share Ella Es Health with you. Ella Es Health, which translates to "She Is" in Spanish, is a women's health company that provides culturally-connected, coaching and navigation services for underserved women. Partnering with health plans, health systems, and employers, Ella Es Health offers pathways across a women's life span. Life coaching, health coaching, and culturally-competent care reduce costs and improve disease self-management, and we're confident that this approach can **improve disease prevention/detection/progression, improve quality of life, and reduce mortality.**

Sound interesting? Here's how to get involved.
- Invest in Ella Es Health! We are raising a Community Funding Round on Wefunder, which will go towards Staffing, Product Design & Development, and Sales/Marketing efforts, as well as R&D and Administrative fees.
  - You can read more about Ella Es Health, the terms of the offering, and reserve a spot to be an investor here*: https://wefunder.com/ellaeshealth
  - $100 minimum investment!
  - If you're not interested in investing, let us know how we could improve our campaign.

- Know a health system, health insurer, or employer who is interested in improving the health of women? Introduce them to us! We're looking for customers, partners and anyone interested in advancing our mission!

As someone that we trust and who supports our journey and mission, I'd be honored to have your support. Reach out with any questions or ideas.

Hope to see you soon -- you're the best!
[NAME]
Role, [COMPANY]

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.
**Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Informal Email 4

(insert name),

I wanted to share a bit about what my colleagues and I have been working on at Ella Es Health. The short version....

Standard care does a poor job understanding who women are (across conditions that impact women only/differently/disproportionately), leading to low engagement and high costs for underserved women of color. By offering a virtual care model that makes the space to understand who women are (through health coaches and navigators), Ella Es Health is aiming to enable more satisfied & activated patients, lower costs, improve outcomes, and reduce disparities (of interest to health plans, health systems, and employers).

We recently launched a Community Fundraising Round through WeFunder, which will go towards Staffing, Product Design & Development, and Sales/Marketing Efforts, as well as R&D and Admin Fees.You can read more about Ella Es Health, the terms of the offering, and reserve a spot to be an investor here.

I'd be honored to have your support, feel free to pass along to anyone who may be interested.

Wishing you well and look forward to catching up soon!

Joe